The Men’s Wearhouse Inc.
5803 Glenmont Drive
Houston, Texas 77081
August 15, 2006
BY EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention: Michael Moran

Re:	The Men’s Wearhouse, Inc. Form 10-K for Fiscal year Ended January 28, 2006 Filed April 13, 2006 File No. 1-16097
Dear Sir or Madam:
     On April 13, 2006, The Men’s Wearhouse Inc. (the “Company”) filed its Annual Report on Form 10-K for the fiscal year ended January 28, 2006 (the “10-K”). By letter dated May 5, 2006, the Company received the Staff’s comments relating to the 10-K, and the Company responded thereto in a letter to the Staff dated June 20, 2006. By letter dated July 21, 2006, the Company received the Staff’s additional comments relating to the Form 10-K (the “Comments”). The following numbered paragraphs repeat the Comments for your convenience, followed by the Company’s responses to those Comments.
Notes to Consolidated Financial Statements, page 37
1. Summary of Significant Accounting Policies, page 37
Accounts Receivable, page 37
     1. We note your response to comment five in our letter dated May 5, 2006. We would expect to see customer or trade receivables stated separately from receivables attributable to officers, employees, related parties and other activities outside the ordinary course of business. Neither Rule 5-02.3 of Regulation S-X nor paragraph 5 of Chapter 1A or ARB 43 encourages aggregating dissimilar assets with trade receivables on the basis of immateriality. We would also expect landlord incentives or allowances be classified as a leasehold improvement rather than trade receivables. See the SEC staff lease letter to the AICPA dated February 7, 2005. Please confirm that you will revise your future filings to conform your presentation or advise, as applicable.
     Response:
     The Company confirms that, in future filings, the Company will not aggregate customer or trade receivables with receivables attributable to officers, employees, related parties and other activities outside the ordinary course of business. The Company also will no longer aggregate landlord receivables with customer or trade receivables. Landlord

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incentives are recorded according to the SEC staff lease letter to the AICPA dated February 7, 2005. More specifically, leasehold improvements are recorded based on their total cost without any reduction for landlord incentives.
Property and Equipment, page 37
     2. We note your response to comment six in our letter dated May 5, 2006. Please provide us with a more detailed response explaining your depreciation policy for tuxedo assets. Tell us the estimated number of rentals for a tuxedo asset and estimated length of time these rentals generally occur. Include a description of the separate sets of assumptions used in both the external formal industry index and your historical experience. Describe and quantify the averaging effect the external index has on your combined usage estimates for each year presented and tell us why you have decided to supplement historical experience with an external index and why this is preferable to historical experience alone.
     Response:
     The Company’s tuxedo rental product inventory consists of coats, pants, shirts, vests, cummerbunds, ties and shoes. The expected number of rentals for each of these items is 45, 40, 20, 30, 40, 10 and 20, respectively. The Company initially established these expected rental numbers based on formalwear industry data that was obtained from discussions with other operators in the formalwear industry and the knowledge of employees with experience in the industry. To the Company’s knowledge, there is no published formalwear industry index or other usage standards. Each year, the Company evaluates the expected rental numbers in light of its actual experience and has made no changes to the expected number of rentals since starting the tuxedo business in 2000. The expected number of rentals for each of the items has been achieved. Most of the expected rentals for an item occur within two to three years of its purchase.
     3. Please tell us why you record tuxedo rental purchases in operating activity cash flows. Tell us the amount of tuxedo purchases and their classification in the statement of cash flows. We refer you to paragraph 17.c. of SFAS No. 95. Also, tell us where you classify gains and losses on disposals within the statements of earnings.
     Response:
     The Company records tuxedo rental product purchases in operating activity cash flows because tuxedo rental product is viewed as an operating asset that is consumed (or “purchased” through multiple rentals) by customers. The rental product has a relatively short life based on the expected number of rentals of the various components of a tuxedo unit (see response to Comment 2). When the product is shopworn, damaged, out of style or otherwise no longer considered rentable, it is disposed of in a manner similar to that for damaged or obsolete merchandise inventory in that it is sold to jobbers at heavily discounted prices or destroyed. The proceeds from any such jobber sales, which have been

August 15, 2006

minimal, are recorded as a reduction of the provision for damages included in tuxedo rental cost of sales in the statement of earnings.
     Tuxedo rental product net purchases of $30.6 million in fiscal 2005, $19.8 million in fiscal 2004 and $13.6 million in fiscal 2003 are included in “increase in other assets” as a reduction of cash flows from operating activities. However, because of the growing significance of the tuxedo rental operations, the Company will disclose tuxedo rental product purchases and tuxedo rental product amortization as separate line items in cash flows from operating activities in its future filings.
     4. Please expand your proposed revised disclosure for tuxedo rental assets to include the rate used to compute amortization and the amount of amortization expense recognized for each period presented in your statement of earnings. See paragraph 5 of APB 12. Also, please tell us why you have not included a discussion of this group amortization estimate in your critical accounting policies. We note that tuxedo rental assets exceed 5% of total assets at your balance sheet date.
     Response:
     The Company will expand the proposed revised disclosure for tuxedo rental assets in future filings as follows:
     “Tuxedo rental product is amortized to cost of sales based on the cost of each unit rented. The cost of each unit rented is estimated based on the number of times the unit is expected to be rented and the average cost of the rental product. An estimate for lost and damaged rental product is also charged to cost of sales. Tuxedo rental product is amortized to expense generally over a two to three year period. Amortization expense for 2003, 2004 and 2005 was $5.4 million, $8.9 million and $15.3 million, respectively.”
     As discussed in the response to Comment 5 below, tuxedo rental assets did not exceed 5% of total assets at the balance sheet date. The Company will continue to monitor this and will separately disclose tuxedo rental assets on the balance sheet when this threshold is met. The Company has not included a discussion of the tuxedo rental product amortization in the critical accounting policies as neither the asset nor the related amortization was considered significant within the context of critical accounting policies.
     5. Please confirm that you will present tuxedo rental products separately from other assets as it exceeds 5% of total assets at your balance sheet date. We refer you to page 46, footnote 5. See Rule 5-02.17 of Regulation S-X.
     Response:
     The information presented on page 46, footnote 5, is for “tuxedo rental assets, deposits and other.” While the total of these assets does exceed 5% of total assets, the amount of tuxedo rental assets only does not as it was $36.4 million or 3.7% of total assets

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at January 29, 2005 and $52.6 million or 4.7% of total assets at January 28, 2006. The Company does not intend to separately disclose tuxedo rental assets on the balance sheet until such amount exceeds 5% of total assets; however, as stated in the Company’s response to comment 6 dated June 20, 2006, tuxedo rental product assets will be disclosed as a separate line item in the footnote in future filings.
Segment Information, page 40
     6. We note your response to comment 11 in our letter dated May 5, 2006. The limited historical operating margin information included in your response indicates existing dissimilarities in the economic characteristics of the three brands or Men’s Wearhouse, K&G and Moore’s. Furthermore, each brand contributed 70%, 20% and 10%, respectively, of consolidated net sales. Operating segments with 10% or more of combined revenue for all segments are required to be reported separately. Based on the information in your response, it would appear you have multiple reportable segments. Please revise your filing to include the reportable segment information required to be disclosed by paragraphs 27 and 28 of SFAS No. 131, as applicable.
     Response:
     In 1973, George Zimmer founded the Company as a retailer of men’s clothing. He began the business with one store and focused his operating methods on the buying habits, as he perceived them, of men shopping for primarily tailored clothing. His primary operating metric was sales and how best to achieve them in a manner that would result in net profits for the business. He believed that, in general, men do not like to shop, that they do not focus on putting together well coordinated wardrobes and that they prefer to shop in locations where they have easy access in and out. As such, he grew the Company by locating stores primarily in strip malls or free standing locations where men could park in front of the stores and easily enter and exit. He also hired and trained sales staff that focused on providing a high level of service to the customer and achieving multiple sales by helping the customer coordinate his purchases. Since men are infrequent shoppers, they tend to buy more than one item per visit, particularly if the sales staff is adept at suggesting items that fit their needs. Mr. Zimmer also believed that men preferred to shop in locations where pricing was more predictable and thus adopted an every-day-low-price rather than a highly promotional pricing strategy for the Company’s products.
     From 1973 to 1998, the Company operated under The Men’s Wearhouse brand and expanded throughout the United States. The Company was successful in growing its sales and store base by staying focused on Mr. Zimmer’s strategies that were centered on the buying habits of men and by adopting an advertising strategy that was heavily focused on media advertising. In 1999, the Company made two acquisitions, Moores Clothing for Men in Canada and K&G Men’s Center in the U.S. These acquisitions were made primarily because of the operating and economic similarities they shared with the Company, which would allow them to be easily assimilated into the Company’s operating philosophy and

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methods, and because they would increase the Company’s market share in the men’s clothing business. It was also anticipated that many functions, such as advertising and marketing, merchandising and procurement, logistics and distribution, human resources, finance and accounting, treasury, information technology, real estate and construction, legal, facilities management and employee benefits — that is, essentially all non-store based activities — could be managed and/or operated on a consolidated, centralized basis, thereby reducing costs and increasing enterprise wide profitability. The acquisitions were a significant step in fulfilling Mr. Zimmer’s vision of having a North American chain of men’s apparel specialty stores that catered to the shopping needs and habits of men seeking business and business-casual clothing at every-day-low-prices.
     Since the acquisitions, the Company has steadily consolidated and centralized its non-store activities and continues to leverage the infrastructure that supports all store operations. In addition, although the acquired store operations continue to be operated under the Moores and K&G brands, the management of these operations, as well as the Men’s Wearhouse stores, is centralized under the Company’s president and its chief operating officer, both of whom report directly to Mr. Zimmer, the CEO and CODM. The Company chose not to change the Moores and K&G store brands after the acquisitions primarily because of established market awareness of the brands and, in the case of K&G, because the product is sold at generally lower price points than at Men’s Wearhouse and Moores stores. These acquisitions helped the Company grow and capture increased market share, but they did not change how the operations of the Company are managed. The business of the Company today is the same as when it was founded — it is a retailer of men’s clothing and is managed under the decision-making authority of Mr. Zimmer as one business activity, not three.
     The financial information for Moores and K&G was and continues to be added to that of Men’s Wearhouse on a legal entity basis in the internally prepared consolidating financial statements as this is the manner in which the information is most readily available. As the non-store based activities essential to operations have been (and continue to be) centralized and consolidated, many of the costs of these activities have migrated from the Moores and K&G legal reporting entities to Men’s Wearhouse, but no efforts have been made to allocate these costs to the separate legal entities in the internal financial reports reviewed by the CODM because the CODM does not consider such an allocation relevant to the manner in which the Company’s clothing business is operated, nor is it practicable to do so for monthly internal reporting. As such, the operating results of each legal entity included in the consolidating financial statements provided to the CODM do not clearly reflect all or only the operating costs associated with the sales of each brand and are thus not intended as a reliable measure of any individual brand operating results. Instead, the internal financial statements provide a measure of actual performance relative to forecasted performance, based on the cost of activities or partial activities that remain in and are reported in the different legal entities, and allow for comparisons of actual results to internally forecasted amounts. To develop a measure of operating profitability consistent with the brand revenues of Men’s Wearhouse, K&G and Moores would require

August 15, 2006

significant effort and changes to the Company’s current internal reporting processes, but would not provide the CODM with information of significance to the manner in which he evaluates performance and allocates resources.
     The staff comment above states that the operating margin information provided indicates existing dissimilarities in the economic characteristics of the three brands under which the Company operates. The 8% to 14% range of operating margins now expected by the Company for the three brands is based on (1) the comparability of the Moores and K&G operating margins prior to their acquisition by the Company to the pre-acquisition operating margin of the Company and (2) the effects of consolidation and centralization of the non-store activities described above. As noted above, Moores and K&G were acquired because of the operating and economic similarities they shared with the Company, which would allow them to be easily assimilated into the Company’s operating philosophy and methods, and because they would increase the Company’s market share in the men’s clothing business. In 1996, 1997 and 1998 (the three years prior to the acquisitions), the Company reported operating margins of 7.9%, 8.2% and 9.3%, respectively. Moores, which commenced operations on December 23, 1996, had operating margins of 10.2% in 1997 and 10.7% in 1998, while K&G had operating margins of 8.0% in 1996, 8.5% in 1997 and 6.8% in 1998.
     The Company considered these margins very comparable and indicative of an opportunity to achieve future increased operating margins on a consolidated basis by leveraging non-store activities and further conforming the operations of the two acquired entities to those of the Men’s Wearhouse brand. The Company also anticipated that better vendor prices could be obtained because of increased consolidated purchases, which would also increase operating margins. As such, the Company expected to be able to achieve long-term consolidated operating margins in the 9% to 11% range. The wider range of 8% to 14% expected operating margins for the internally reported operating results by legal entity is not an indication of economic dissimilarities among the three brands, but rather a reflection of leveraging the costs of non-store activities across all the brand operations without systematically allocating such costs to the separate legal entities included in the internal financial results. As stated previously, no such allocations have been made in the internal financial reports reviewed by the CODM as they are not relevant to the manner in which the Company’s clothing business is operated by the CODM, nor is it practicable to do so in the monthly internal financial reports. The Company continues to believe that it is appropriate to aggregate its operations into one reportable segment because of the similar operating margins of the Men’s Wearhouse, Moores and K&G brands that existed when the Company acquired Moores and K&G and because the three brands are managed by the CODM as one business activity to achieve a consolidated operating margin of 9% to 11%.
     The basic principle of FASB No. 131 is that users of financial statements should be able to see the same primary financial information that is used by the CODM in managing operations, assessing performance and allocating resources. For The Men’s Wearhouse,

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the primary financial information used by the CODM for these purposes is sales by brand, which is reported to the CODM on a daily basis. The Company has historically disclosed total sales and same-store sales for the U.S. (Men’s Wearhouse and K&G brands combined) and Canada (Moores) and has also disclosed that the Men’s Wearhouse, K&G and Moores brands contribute approximately 70%, 20% and 10%, respectively, of total sales. However, on March 1, 2006, the Company announced that, beginning with the third quarter of fiscal 2006, both total sales and same-store sales information for each brand will be disclosed on a quarterly basis (with historical comparisons) in order to communicate in a manner and frequency more compatible with how the Company is managed. As stated in the announcement, this decision was made after “...several years of internal discussions and polling some of our largest shareholders...” and in order to achieve, along with existing practices, “... an effectual level of disclosure we believe to be appropriate for our overall business.” The total sales disclosure by brand will also be included in a footnote to the Company’s financial statements, along with disclosure of the Company’s product and service revenues. The following is the footnote disclosure format that will be included in the Form 10-Q filing for the second quarter of fiscal 2006 and in other future filings:

	For the Three Months		For the Six Months
	Ended		Ended
	July 29,	July 30,	July 29,	July 30,
	2006	2005	2006	2005
Men’s clothing product revenues
Tuxedo rental revenues
Alteration service revenues
Other revenues

Net sales

Net sales by brand:
MW
K&G
Moores
Other

     7. We note your response to comment 12 in our letter dated May 5, 2006 and we are not persuaded by your argument that the presently disclosed product categories are similar. Within the context of your enterprise, a men’s specialty apparel retail business, please tell us how you make the distinction between similar and dissimilar products. Please provide us with definitions for both similar and dissimilar products and provide us with examples to illustrate your point. Also tell us your basis in GAAP for your distinction between these terms. Also, please tell us how you prove the there is a similarity between products and services.

August 15, 2006

     Response:
     The Company believes that all of its product categories, which consist almost entirely of men’s suits, sport coats, slacks, formalwear, business casual, sportswear, outerwear, dress shirts, shoes and accessories (ties, handkerchiefs, underwear, scarves, etc.), are similar because they are all components of men’s clothing that have a similar end use as a part of men’s business and business casual wardrobes. The Company’s stores are stocked from central distribution facilities with a broad selection of designer, brand name and private label merchandise in these product categories. In addition, sales personnel are trained to assist customers in coordinating outfits in order to sell products from these multiple categories. All of the products are marketed to the same class of customer — men shopping for business and business casual clothing — and are manufactured using primarily the same or similar basic raw materials (wool, cotton, silk, leather). All of these products are men’s clothing, the lowest classification level found within the Standard Industrial Classification (SIC) system, the North American Industry Classification System (NAICS) and the Federal Reserve System “Beige Book”, all of which serve as structure for the collection, aggregation, presentation and analysis of financial data within the economy. Accordingly, the Company believes that these products are similar within the criteria of SFAS No. 131 and subsequent guidance thereto.
     As stated in the Company’s June 20, 2006 response to comment 2, the Company will separately state product sales and their related cost of sales from service sales and their related cost of sales in future filings. In addition, as noted in the response to Comment 6 above, the Company will provide footnote disclosure of men’s clothing product revenues, tuxedo rental revenues, alteration service revenues and other revenues as well as net sales by brand in its future filings. Product and service revenues will thus not be combined or presented as similar.

August 15, 2006

     The Company proposes to incorporate the additional disclosures discussed herein and in the Company’s letter dated June 20, 2006 into its next Form 10-Q filing for the quarter ended July 29, 2006 and in its fiscal 2006 Form 10-K filing, as applicable, pending satisfactory resolution of the Staff’s comments. The Company would appreciate an opportunity to discuss this response letter with the Staff via telephone in order to further explain the responses. Please contact Diana M. Wilson at (713) 592-7646 or the undersigned at (713) 592-7356 regarding this request or if any member of the Staff has any questions concerning our responses or needs additional information or clarification. Michael W. Conlon or Laura Ann Smith of Fulbright & Jaworski L.L.P. may also be contacted at (713) 651-5427 or (713) 651-5304, respectively.

Very truly yours,
/s/ Neill P. Davis
Neill P. Davis
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Diana M. Wilson (TMW) Michael W. Conlon (F&J)